FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Check here if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1 Name and Address of Reporting Person * Parikh Jason (Last) (First) (Middle) 832 North Henry St. (Street 1) (Street 2) Alexandria VA 22314 (City) (State) (Zip)	2 Issuer Name and Ticker or Trading Symbol On-Site Sourcing, Inc. ONSS		6 Relationship of Reporting Person(s) to Issuer (Check All Applicable) Director 10% Owner X Officer Other (Give Title below) (Specify below) Chief Financial Officer
	3 IRS Identification Number of Reporting Person, if an entity (Voluntary)	4 Statement for Month/Day/Year 12/19/2002
		5 If Amendment, Date of Original (Month/Day/Year)	7 Individual or Joint/Group Filing (Check Applicable Line) X Filed by One Reporting Person Filed by More Than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed Of or Beneficially Owned

1 Title of Security (Instruction 3)	2 Trans- action Date mm/dd/yy 2A Deemed Execution Date mm/dd/yy	3 Trans- action Code (Instr 8)		4 Securities Acquired (A) or Disposed Of (D) (Instructions 3, 4, 5)			5 Amount of Securities Beneficially Owned After Reported Transactions (Instructions 3, 4)	6 Owner- ship Form: Direct (D) or Indirect (I) (Instr 4)	7 Nature of Indirect Beneficial Ownership (Instruction 4)
		Code	V	Amount	(A) or (D)	Price
NONE		code

FORM 4 (Continued)
Table II -- Derivative Securities Acquired, Disposed Of or Beneficially Owned (Puts, Calls, Warrants, Options, Convertible Securities)

1 Title of Derivative Security (Instruction 3)	2 Con- version or Exer- cise Price of Deriv- ative Security	3 Trans- action Date mm/dd/yy 3A Deemed Execu- tion Date mm/dd/yy	4 Trans- action Code (Instr 8)		5 Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instructions 3, 4, 5)		6 Date Exercisable and Expiration Date (Month/Day/Year)		7 Title and Amount of Underlying Securities (Instructions 3, 4)		8 Price of Deri- vative Sec- urity (Instr 5)	9 Number of Deri- vative Securities Owned After Reported Trans- actions (Instr 4)	10 Own- ership Form: Direct (D) or Indirect (I) (Instr 4)	11 Nature of Indirect Beneficial Ownership (Instr 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expir- ation Date	Title	Amount or Number of Shares
ONSS STOCK OPTIONS	1.80	12/19/02	A		5,000		See Note	12/19/07	ONSS COMMON STOCK	5,000	1.80	0	D

Explanation of Responses: Note - Options vest quarterly over a three year period

Jason Parikh __________________________ ** Signature of Reporting Person	Dec 20, 2002 ___________ Date

*   If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

SEC 1474 (08-02)